SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

----------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ANSEL PROJECT, INC.

- ------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, no par value

- ------------------------------------------------------------------------------

(Title of Class of Securities)

Not Yet Issued

- ------------------------------------------------------------------------------

(CUSIP Number)

USA Radio.com, Inc.

2290 Springlake Drive

Dallas, Texas 75234

(972) 484-3900

USA Radio Network Trust

2290 Springlake Drive

Dallas, Texas 75234

(972) 484-3900

Robert Marlin Maddoux

2290 Springlake Drive

Dallas, Texas 75234

(972) 484-3900

Mary Grace Maddoux

2290 Springlake Drive

Dallas, Texas 75234

(972) 484-3900with a copy to:Thomas C. Cook, Esq.3110 S. Valley View, Suite 106Las Vegas, Nevada 89102

(702) 876-5941

- ------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

November 10, 1999

- ------------------------------------------------------------------------------

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),

check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-

7(b) for other parties to whom copies are to be sent.

_______________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

- ------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

USA Radio.com, Inc. ("USAR")

- ------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[X]

(b)[__]

- ------------------------------------------------------------------------------

3 SEC USE ONLY

- ------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

USAR: WC

- ------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEM 2(d) OR 2(e)[__]

- ------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

USAR: Texas, USA

- ------------------------------------------------------------------------------

7 SOLE VOTING POWER

USAR: 850,000

------------------------------------------------------

NUMBER OF 8 SHARED VOTING POWER

SHARES

BENEFICIALLY USAR: 0

OWNED BY ------------------------------------------------------

EACH 9 SOLE DISPOSITIVE POWER

REPORTING

PERSON USAR: 850,000

WITH ------------------------------------------------------

10 SHARED DISPOSITIVE POWER

USAR: 0

------------------------------------------------------

- ------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

USAR: 850,000

- ------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES (SEE INSTRUCTIONS)[__]

- ------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

USAR: 69.1%

- ------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

USAR: CO

- ------------------------------------------------------------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

- ------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

USA Radio Network Trust ("USARNT")

- ------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[X]

(b)[__]

- ------------------------------------------------------------------------------

3 SEC USE ONLY

- ------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

USARNT: OO

- ------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEM 2(d) OR 2(e)[__]

- ------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

USARNT: Texas, USA

- ------------------------------------------------------------------------------

7 SOLE VOTING POWER

USARNT: 0

------------------------------------------------------

NUMBER OF 8 SHARED VOTING POWER

SHARES

BENEFICIALLY USARNT: 850,000

OWNED BY ------------------------------------------------------

EACH 9 SOLE DISPOSITIVE POWER

REPORTING

PERSON USARNT: 0

WITH ------------------------------------------------------

10 SHARED DISPOSITIVE POWER

USARNT: 850,000

------------------------------------------------------

- ------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

USARNT: 850,000

- ------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES (SEE INSTRUCTIONS)[__]

- ------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

USARNT: 69.1%

- ------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

USARNT: OO

- ------------------------------------------------------------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

- ------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert Marlin Maddoux ("RMM")

- ------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[X]

(b)[__]

- ------------------------------------------------------------------------------

3 SEC USE ONLY

- ------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

RMM: OO

- ------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEM 2(d) OR 2(e)[__]

- ------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

RMM: Texas, USA

- ------------------------------------------------------------------------------

7 SOLE VOTING POWER

RMM: 0

------------------------------------------------------

NUMBER OF 8 SHARED VOTING POWER

SHARES

BENEFICIALLY RMM: 850,000

OWNED BY ------------------------------------------------------

EACH 9 SOLE DISPOSITIVE POWER

REPORTING

PERSON RMM: 0

WITH ------------------------------------------------------

10 SHARED DISPOSITIVE POWER

RMM: 850,000

------------------------------------------------------

- ------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

RMM: 425,000

- ------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES (SEE INSTRUCTIONS)[__]

- ------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

RMM: 34.6%

- ------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

RMM: IN

- ------------------------------------------------------------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

- ------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mary Grace Maddoux ("MGM")

- ------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[X]

(b)[__]

- ------------------------------------------------------------------------------

3 SEC USE ONLY

- ------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

MGM: OO

- ------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEM 2(d) OR 2(e)[__]

- ------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

MGM: Texas, USA

- ------------------------------------------------------------------------------

7 SOLE VOTING POWER

MGM: 0

------------------------------------------------------

NUMBER OF 8 SHARED VOTING POWER

SHARES

BENEFICIALLY MGM: 850,000

OWNED BY ------------------------------------------------------

EACH 9 SOLE DISPOSITIVE POWER

REPORTING

PERSON MGM: 0

WITH ------------------------------------------------------

10 SHARED DISPOSITIVE POWER

MGM: 850,000

------------------------------------------------------

- ------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

MGM: 425,000

- ------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES (SEE INSTRUCTIONS)[__]

- ------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

MGM: 34.6%

- ------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

MGM: IN

- ------------------------------------------------------------------------------

Item 1. Security and Issuer.

Common Stock, no par value (the "Common Stock"), of Ansel Project, Inc.,

a Colorado corporation ("API"). The address of the principal executive offices of API is 7899 West Frost Drive, Littleton, Colorado 80128.

Item 2. Identity and Background.

USAR is a Texas corporation engaged in the business of operating a nationwide network of radio stations. The address of the principal offices of USAR is 2290 Springlake Drive, Suite 107, Dallas, Texas 75234.

Neither USAR nor any of its executive officers, directors, or any person controlling or ultimately in control of USAR has, during the last five (5)

years, been convicted in a criminal proceeding or been subject to a judgment,

decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Information with regard to the name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted for each executive officer, director, and persons controlling USAR is as follows:

USAR:

Principal office: 2290 Springlake Drive, Suite 107, Dallas, Texas

Principal business: Operator of a nationwide network of radio stations

Place of organization: Texas, USA

USARNT:

Principal office: 2290 Springlake Drive, Suite 107, Dallas, Texas

Principal business: Private trust

Place of organization: Texas, USA

RMM:

Business address: 2290 Springlake Drive, Suite 107, Dallas, Texas

Present occupation: President and director, USA Radio.com, Inc.

Citizenship: USA

MGM:

Business address: 2290 Springlake Drive, Suite 107, Dallas, Texas

Present occupation:

Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration.

The securities owned by USAR were acquired pursuant to an Agreement for the Purchase of Common Stock between USAR and Corporate Management Services, Inc., a Colorado corporation, whereby USAR acquired 850,000 shares of common stock of API for the price of $185,000.00.

Item 4. Purpose of Transaction.

API shares were acquired by all reporting persons for investment purposes only.

(a) It is not anticipated that any additional API securities will be acquired by any reporting persons; however, the carrying out of API's business plan will require disposition of some or all of the issued and outstanding securities of API.

(b) It is anticipated that API and USAR will enter into a merger.

(c) None.

(d) None at present; however, it is likely that changes in API's present board of directors and management will occur upon the completion of a business combination.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 5. Interest in Securities of the Issuer.

(a) USAR beneficially owns 850,000 shares of API Common Stock, which represents 69.1% of the issued and outstanding shares of API Common Stock. USAR is controlled by USARNT, which owns 100% of its issued and outstanding shares of Common Stock. RMM and MGM are the beneficiaries of USARNT, and RMM is the Trustee of USARNT.

(b) USAR has sole power to vote or direct the vote and to dispose or direct the disposition of 850,000 shares.

(c) There have been no transactions in API Common Stock effected by

USAR or USARNT during the past 60 days, other than the purchase reported in this schedule 13d.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect

to Securities of the Issuer.

Neither USAR nor USARNT are parties to any contract, arrangement,

understanding, or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: November 10, 1999 USA RADIO.COM, INC.

a Colorado corporation

By: /s/ Robert Marlin Maddoux

Robert Marlin Maddoux, President

Date: November 10, 1999 USA RADIO NETWORK TRUST

/s/ Robert Marlin Maddoux

Robert Marlin Maddoux, Trustee

Date: November 10, 1999

/s/ Robert Marlin Maddoux

Robert Marlin Maddoux, an individual

Date: November 10, 1999

/s/ Mary Grace Maddoux

Mary Grace Maddoux, an individual